

Jesse Wacht

Expert in eBroadcasting, eTelevision, eRadio, eLearning and searchable media library creation. Consultant and speaker.

Greater San Diego Area

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eBroadcast Media Group, dba/eBroadcastTV...

Federated Department Store Executive Training...

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After GE Retail Systems (software), and Storis, I gravitated toward eMedia. I co-founded MentorU to develop eLearning systems. My live, internet-based radio for eBay and KPMG preceded me founding the eBroadcast Media Group, Inc. dba/eBroadcastTV (www.ebroadcasttv.com). eBTV represents th...

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Experience

Co-founder, CEO, Executive Producer
eBroadcast Media Group, dba/eBroadcastTV (www.ebroadcastTV.com)
Jan 2011 – Present · 7 yrs 8 mos
Greater San Diego Area

After developing live radio shows for companies like eBay and KPMG, my current company, the eBroadcast Media Group (www.eBroadcastTV.com) focuses on building eTelevision channels like www.YourBeerShow.com, the FIRST online weekly AUDIENCE INTERACTIVE craft beer happy hour - streaming live from San Diego, CA to your devices at home or on the go.

Our pilot show, soon to be released, represents the first of 48 weekly shows we produce annually for each niche market we develop a "channel" for - stay tuned!
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eBroadcastTV

eBroadcast Studios LLC

Co-founder
eBroadcast Studios LLC
Sep 2009 – Present · 9 yrs



InContact Systems, Inc. dba/MentorU

President, CEO
InContact Systems, Inc. dba/MentorU
Jan 1994 – Dec 2015 · 22 yrs
eLearning and Content/Media Development Company



Retail Management

President
Retail Management Solutions
Jan 1991 – Dec 1993 · 3 yrs





 **Functional Software Designer and Sales**
Storis
Jun 1988 – Dec 1990 · 2 yrs 7 mos

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Education

 **Federated Department Store Executive Training Program**

 **Queens College, New York, NY**